CORPORATE ACCESS NUMBER: 2013706086

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

CE FRANKLIN LTD.
IS THE RESULT OF AN AMALGAMATION FILED ON 2008/01/02.

BUSINESS CORPORATIONS ACT
(SECTION 185)

FORM 9

Alberta

MUNICIPAL AFFAIRS
Registries

Articles of Amalgamation

1. NAME OF CORPORATION:	2. CORPORATE ACCESS NUMBER:
CE FRANKLIN LTD.	

3\. THE CLASSES, AND ANY MAXIMUM NUMBER OF SHARES THAT THE CORPORATION IS AUTHORIZED TO ISSUE:

The attached Schedule is incorporated into and forms part of the Articles of the Corporation.

Filed with Alberta Registries by Macleod Dixon LLP

JAN 0 2 2008

Initials

4\. RESTRICTIONS ON SHARE TRANSFERS (IF ANY):

None.

5\. NUMBER, OR MINIMUM AND MAXIMUM NUMBER, OF DIRECTORS THAT THE CORPORATION MAY HAVE:

Minimum 1 - Maximum 15

6\. RESTRICTIONS IF ANY ON BUSINESS THE CORPORATION MAY CARRY ON:

None.

7\. OTHER PROVISIONS IF ANY:

The attached Schedule is incorporated into and forms part of the Articles of the Corporation.

8. NAME OF AMALGAMATING CORPORATIONS.	CORPORATE ACCESS NO.
CE FRANKLIN LTD.	2013401365
FULL TILT FIELD SERVICES LTD.	2013587775
JEN SUPPLY INC.	204780092

9. DATE	SIGNATURE	TITLE
December 31st, 2007		

FOR DEPARTMENTAL USE ONLY	FILED

THIS SCHEDULE IS INCORPORATED INTO AND FORMS PART OF THE ARTICLES OF AMALGAMATION FOR CE FRANKLIN LTD. (the "Corporation")

The classes of shares, and the attributes thereof, which the Corporation is authorized to issue are:

(a) an unlimited number of Common Shares (the "Common Shares") with rights, privileges, restrictions and conditions hereinafter set forth; and

(b) an unlimited number of Preferred Shares (the "Preferred Shares") issuable in one or more series, in accordance with and subject to the rights, privileges, restrictions and conditions hereinafter set forth.

1. Common Shares

The Common Shares, shall as a class carry and be subject to the following rights, privileges, restrictions and conditions:

(a) the holders of Common Shares shall be entitled to receive notice of and to attend all meetings of shareholders of the Corporation (except meetings of the holders of a specified class of shares meeting as a class or the holders of one or more series of any class of shares meeting as a series) and shall be entitled to one vote in respect of each Common Share held;

(b) the holders of Common Shares shall have the right, subject to any prior rights, privileges, restrictions and conditions attaching to each series of Preferred Shares or any other shares of the Corporation ranking senior to the Common Shares with respect to payment of dividends, to receive any dividends declared and payable by the Corporation on the Common Shares; and

(c) the holders of Common Shares shall have the right, subject to any prior rights, privileges, restrictions and conditions attaching to any series of Preferred Shares, or any other shares of the Corporation ranking senior to the Common Shares with respect to the distribution of assets or return of capital of the Corporation, to receive the remaining property of the Corporation upon dissolution, liquidation, or other winding-up of the Corporation or upon any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs.

2. Preferred Shares

The Preferred Shares shall, as a class, carry and be subject to the following rights, privileges, restrictions and conditions:

(a) the Preferred Shares may from time to time be issued in one or more Series, each series to consist of such number of shares as may before the issuance thereof be fixed by resolution of the board of directors of the Corporation;

(b) the board of directors of the Corporation may, from time to time before issuance of any series, fix the designation, rights, privileges, restrictions and conditions attaching to each Series of Preferred Shares including, without limiting the generality of the foregoing, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the redemption, purchase and/or conversion prices, the terms and conditions of redemption, purchase and/or conversion, any sinking fund rights, voting rights or other provisions or limitations, the whole subject to the provisions of this paragraph (2);

(c) the Preferred Shares of each Series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or of any other return of capital or distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the Preferred Shares of every other Series;

(d) the Preferred Shares shall be entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or of any other return of capital or distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs to the extent fixed in the case of each respective Series; and

(e) unless the board of directors otherwise determines in the Articles of Amendment designating a Series, the holder of each share of a Series of Preferred Shares shall not be entitled to vote at a meeting of shareholders.

THIS SCHEDULE IS INCORPORATED INTO AND
FORMS PART OF THE ARTICLES OF AMALGAMATION FOR
CE FRANKLIN LTD. (the "Corporation")

Other Provisions

The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not, at any time, exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

The Corporation may in addition to holding meetings of shareholders in Alberta, hold meetings of shareholders in any of the following cities outside Alberta: Toronto, New York, Chicago or San Francisco.

Filed with Alberta Registries
by Macleod Dixon LLP

JAN 0 2 2008

Initials